Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Faradyne Power Systems Corp.
2828 Coral Way, Suite 500
Miami, FL 33145
https://www.faradynepower.com/

Up to $1,234,999.40 in Class B Non-Voting Common Stock at $7.30
Minimum Target Amount: $19,994.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Faradyne Power Systems Corp.
Address: 2828 Coral Way, Suite 500, Miami, FL 33145
State of Incorporation: DE
Date Incorporated: April 12, 2023

Terms:

Equity

Offering Minimum: $19,994.70 | 2,739 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,234,999.40 | 169,178 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $7.30
Minimum Investment Amount (per investor): $438.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 20% Bonus Shares

Previous investors in Faradyne Power Systems Corp will receive 20% Bonus Shares.

Time-Based Perks

Early Bird 1: Invest any amount within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 3: Invest $2,500+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4: Invest $5,000+ within the first 2 weeks and receive 18% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 20% bonus shares.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive 10% bonus shares.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive 10% bonus shares.

Flash Perk 3: Invest $1,000+ between days 85 – 90 and receive 12% bonus shares.

Amount-Based Perks

Tier 1: Invest $2,500+ and receive 4% bonus shares.

Tier 2: Invest $5,000+ and receive 8% bonus shares.

Tier 3: Invest $10,000+ and receive 12% bonus shares.

Tier 4: Invest $25,000+ and receive 18% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus Shares

Faradyne Power Systems Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive 10% bonus shares for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $7.30 / share, you will receive 1,100 shares of Common Stock, meaning you'll own 1,100 shares for $7,300.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

These 10% bonus shares are only available during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus shares and the Loyalty Bonus bonus shares in addition to the aforementioned bonus shares.

The Company and its Business

Company Overview

Faradyne Power Systems Corp., the "Company", focuses on converting low-value biomass waste, such as agricultural byproducts and forest residue, into high-value clean energy and advanced materials. The Company employs proprietary technology of our strategic partner and significant shareholder, Proton Power, Inc., to produce renewable fuel and biochar. The biochar is further refined into graphene, a versatile material known for its strength and conductivity by Stratic, Inc., an entity owned 80% by Proton Power, Inc. and 20% by the Company. Faradyne's innovative business model creates multiple revenue streams from a single renewable feedstock, enhancing its market potential. The company's first graphene-enhanced product, JustHeat, is an energy-efficient, radiant floor heating system designed for residential and commercial applications. The JustHeat product for the US market is being co-developed with Haydale Limited, a UK-based company, based on the JustHeat product Haydale has developed for the UK. With significant market opportunities in renewable energy and advanced materials and a team of experienced operators, Faradyne believes it is poised for revenue generation and growth. Nevertheless, while the Company believes the markets for renewable energy and advanced materials present significant opportunity, the Company is pre-revenue, and there is no assurance that it will be able to commercialize its products or generate revenue.

Competitors and Industry

Industry: The renewable energy and advanced materials sectors are rapidly expanding, driven by increasing demand for sustainable solutions and innovative materials. The global graphene market is experiencing significant interest, with growing applications across various industries, including construction materials, electronics, and energy storage. Faradyne's focus on biomass conversion aligns with the rising trend towards carbon reduction and the transition to renewable energy sources.

Competitors: Major competitors include established renewable energy companies and materials producers focused on graphene. These companies often face challenges related to production costs and scalability. Faradyne's approach starts with the CHyP high-temperature pyrolysis technology of its strategic partner Proton Power, Inc. The Company believes this approach may allow for lower-cost, scalable production of graphene and renewable fuels. The Company has not yet produced at commercial scale, and there is no assurance that it will be able to do so.

Current Stage and Roadmap

Current Stage: Faradyne is in the development stage. Biochar and graphene have been produced, but not at commercial scale. Graphene production is carried out by Stratic, Inc. The Company's first product, JustHeat, is in development, with commercialization targeted for the end of 2026. Additionally, Faradyne has established collaborations with various companies and research institutions to validate its graphene and graphene-related products.

Future Roadmap: In the short term, Faradyne aims to launch JustHeat into the U.S. market and expand its product offerings to include a wider range of heating applications. In the medium term, the company plans to build its graphene sales through strategic partnerships, focusing on applications in conductive materials and energy storage. Faradyne is also working towards scaling its renewable fuel production capabilities to meet market demand and capitalize on decarbonization trends.

Note: Prior to the sale of any securities in this offering, the Company is reclassifying its existing Common Stock into Class A Voting Common Stock and then effectuating a 100:1 forward split. The offering details listed below reflect the Company's capital structure after this reclassification and forward stock split.

The Team

Officers and Directors

Name: Curtis Timothy Pohl

Curtis Timothy Pohl's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Chief Executive Officer
  Dates of Service: June, 2023 - Present

Responsibilities: Provides overall leadership, strategic direction, and operational oversight while ensuring execution of the company's mission and business objectives.

Other business experience in the past three years:

- Employer: NorthWestern Energy
  Title: Vice President of Distribution
  Dates of Service: August, 1986 - June, 2023
  Responsibilities: Held several executive positions with NorthWestern Energy. As VP of Distribution, had responsibility for oversight of all Electric and Natural Gas operations and overall Asset Management for the company overseeing significant budgets and personnel.

Name: Paul Robert Burke

Paul Robert Burke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Chief Financial Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Oversees financial planning, reporting, budgeting, capital formation, and financial risk management while supporting board governance.

Other business experience in the past three years:

- Employer: Northaven Management, Inc,
  Title: President and Director
  Dates of Service: June, 1995 - Present
  Responsibilities: Oversees this investment management vehicle focused on the financial services industry.

Other business experience in the past three years:

- Employer: Banc of California
  Title: Director
  Dates of Service: November, 2023 - Present
  Responsibilities: A member of the Board of Directors serving on the Audit and Finance Committees of this publicly-traded bank holding company (ticker "BANC").

Other business experience in the past three years:

- Employer: Essence Global Group
  Title: Chief Financial Officer
  Dates of Service: November, 2023 - Present
  Responsibilities: Provides financial, capital formation and other support to this group of companies focused on innovative technologies in the renewable energy arena.

Name: Lloyd Blain Nicholls

Lloyd Blain Nicholls 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Chief Operating Officer
  Dates of Service: June, 2023 - Present
  Responsibilities: Oversees day-to-day operations, project execution, organizational development, and implementation of the company's strategic plans.

Other business experience in the past three years:

- Employer: Innovative Project Solutions LLC
  Title: President
  Dates of Service: July, 2022 - January, 2025

Responsibilities: Provide Project Management software and consulting services for the Utility Industry.

Other business experience in the past three years:

- Employer: NorthWestern Energy
  Title: Director of Project Management
  Dates of Service: May, 2010 - July, 2022
  Responsibilities: Oversaw major capital projects, including project planning, budgets, schedules, execution, and coordination across departments.

Name: Carlos J. Tejera

Carlos J. Tejera's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Administrative Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Oversees corporate administration, governance support, internal processes, compliance coordination, and organizational effectiveness.

Other business experience in the past three years:

- Employer: Centro Venezolano Americano
  Title: Member of the Board of Directors
  Dates of Service: September, 2009 - Present
  Responsibilities: Member pro bono of the Board. Attend Board meetings. Head of the Board's Finance Committee.

Name: William Troy Tack

William Troy Tack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: SVP - Graphene Development
  Dates of Service: July, 2024 - Present
  Responsibilities: Leveraging 40 years of experience in advanced materials and commercialization, responsible for developing high-volume graphene applications in markets such as polymers, petroleum, and packaging.

Other business experience in the past three years:

- Employer: Leeds Specialty Alloys
  Title: Chief Technical Officer
  Dates of Service: January, 2009 - January, 2026
  Responsibilities: Development of raw materials for flux formulations, management of vendor network, sales and marketing to end users.

Other business experience in the past three years:

- Employer: Tri-Kor Alloys
  Title: President
  Dates of Service: January, 2000 - January, 2026
  Responsibilities: Intellectual Property and manufacturing of novel aluminum alloys.

Other business experience in the past three years:

- Employer: Tactical Alloys
  Title: President
  Dates of Service: January, 2022 - January, 2026
  Responsibilities: Manufacturing and sales of high performance sports equipment.

Name: Luis Enrique Gonzalez

Luis Enrique Gonzalez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP - Business Development
  Dates of Service: April, 2023 - Present
  Responsibilities: Leads commercial development, strategic partnerships, customer engagement, and market expansion for the company's technologies and products.

Other business experience in the past three years:

- Employer: La Estancia Golf Resort / Caribbean Hospitality Group
  Title: Board Advisor, CFO
  Dates of Service: January, 2018 - February, 2026
  Responsibilities: Restructuring and management of La Estancia Golf Resort's assets; general consulting services; establishment of a new organizational structure for La Estancia Holdings; management, implementation, and construction of the Best Western La Estancia Hotel.

Name: Jose Manuel Tost

Jose Manuel Tost's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, President
  Dates of Service: April, 2023 - Present
  Responsibilities: President - Leads strategic planning and business development, supports corporate decision-making, and helps implement the company's growth strategy.

Name: Samuel Cavin Weaver

Samuel Cavin Weaver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Chief Technology Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Provides strategic guidance, with an emphasis on technology development, commercialization, and technical risk. Samuel Cavin Weaver spends roughly 20% of his time on Faradyne Power and the balance on his time on Proton Power.

Other business experience in the past three years:

- Employer: Proton Power, Inc.
  Title: President
  Dates of Service: September, 2005 - Present
  Responsibilities: Serving as Board Chairman, CEO providing overall direction in the company. Proton Power holds approximately 26% of the Company's outstanding common stock, is the developer of the CHyP technology the Company uses to produce biochar, and owns 80% of Stratic, Inc., the entity that processes the Company's biochar into graphene. Dr. Weaver's interests in those matters may from time to time conflict with the interests of the Company and its other stockholders, please refer to our Risk Factors section.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products or services, that people will think its products or services are better than those of its competitors, or that it will be able to provide products or services in volumes and at prices that will allow the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. There are significant restrictions, including transfer restrictions, on the securities you purchase. There is currently no market for the securities and no market is expected to develop. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer, and, if you do find a buyer, your ability to sell the securities will be dependent on complying with various transfer restrictions, including those imposed by the Company's Stockholders' Agreement. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There are restrictions on how you can resell the securities you receive. More importantly, there is currently no market for the securities and no market is expected to develop. As a result, you may have to hold these securities , and bear the economic risk of this investment, indefinitely, regardless of financial need.

The Company may undergo a future change that could affect your investment
The Company may make changes to its business, management or advisory team, location of its principal place of business or production facilities, the technology it deploys, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, divestiture, spin-off, project financing or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information regarding its business and its financial statements annually. In contrast to publicly listed companies, investors in this offering will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors in this offering are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Non-Voting Common Stock in the amount of up to $1,234,999.40 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to additional capital in order to support our capital requirements as we grow. If we seek to raise capital through debt but are not able to do so, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. We may elect to raise additional equity even if debt is available. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of debt or equity could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are more favorable than the terms of your investment, possibly including a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the amount raised reflected on the campaign page.

We may never have an operational product or service
It is possible that we may never develop an operational product or that any product developed may never be satisfactorily commercialized. It is possible that the failure to release a product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that we may never successfully commercialize a product.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and while we have produced biochar and graphene, we have not done so at scale. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers

and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights. You will be part of the minority shareholders of the Company and will be trusting in management discretion in making good business decisions that will grow the value of your investment. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company will need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with increased capacity, advertising and marketing, our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Faradyne Power Systems Corp. was formed on April 12, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Faradyne Power Systems Corp. has incurred a net loss and has not generated revenues since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. If you are investing in our company, it's because you think that our business plan is attractive, that the team will be able to successfully produce, market, and sell our products and services, that we can price them correctly, and that we can generate enough revenue for the Company to succeed.

We are an early stage company and have limited revenue and operating history
The Company is an early stage, pre-revenue company with a limited history. We will only be able to pay dividends on our shares once our business has been sufficiently developed and our directors determine that we are financially able to do so. There can be no assurance that our business will develop sufficiently and, therefore, we may never pay dividends on our shares.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Certain portions of the business we operate in are not well established and the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render any patents we develop or rely upon unenforceable through some other mechanism. If competitors are able to bypass any trademark and copyright protection we achieve without obtaining a sublicense, the Company’s value may be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, engineering, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products may be subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, environmental laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties.

The Company is vulnerable to hackers and cyber-attacks
We may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other

malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Reliance on a single production process and a narrow set of products
Substantially all of our planned products depend on a single production process: the processing of woody biomass using the CHyP high-temperature pyrolysis technology developed by our strategic partner and significant shareholders, Proton Power, Inc. Our biochar, renewable fuel, and graphene, including the graphene for the US version of our JustHeat heating product, are all derived from that one process and that one category of feedstock, and we do not have an alternative production method. If the process does not perform as expected at commercial scale, if the cost or availability of feedstock changes materially, if the technology is superseded by a competing method, or if our relationship with Proton Power is terminated or disrupted, we would have no other production process to create the materials on which our business depends. Changes in market conditions, technological developments, or shifts in customer requirements affecting any part of that chain could reduce demand for all of our products at the same time, which could lead to a decline in anticipated revenue or cause our business to fail.

We operate in a new and competitive industry with increasing competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Moreover, as other companies enter the market, investors may be less willing to invest in our company, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We have or may develop intellectual property that we might not be able to protect properly
The Company owns or may own trademarks, copyrights, internet domain names, and trade secrets. Our intellectual property portfolio may become a valuable component of the Company. As a result, competitors may misappropriate or violate the Company's rights. The Company intends to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may erode the capital of the Company.

We are currently dependent on partnerships with third parties for certain technology and technology development
An important element of our business plan is the building of biomass processing plants using the proprietary CHyP Plant technology developed by Proton Power, Inc. ("Proton"). Proton is a significant shareholder and partner of ours and Dr. Sam Weaver, the President and significant shareholder of Proton, is a Faradyne officer, director and key research partner. It is through the deployment of CHyP Plants that we anticipate generating the biochar supply we will convert into graphene for sale to third parties and for use in any products or applications we develop. In addition, Dr. Weaver has invented the process for manufacturing graphene from biochar. While graphene-related intellectual property has been made available to Stratic (the graphene manufacturing company of which we are a 20% owner), Dr. Weaver's involvement remains important. The loss or disruption of our relationship with Proton and/or Dr. Weaver could have a material adverse effect on our business, operating results and financial condition.

Our ability to sell our product or service may be impacted by outside government regulation which can be subject to change at any time
Our ability to sell our products may be subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws,

environmental laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties.

The reduction, elimination, or expiration of government incentives for, or regulations mandating the use of, renewable energy could reduce demand for our products and harm the Company's business.
Federal, state, local, and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of renewable energy products to promote renewable energy and decarbonization in the form of rebates, tax credits and other financial incentives. The Company may benefit directly from the availability of incentives such as the Production Tax Credit, RINS, and carbon credits and the Company's customers may benefit from similar incentive arrangements. The range and duration of these incentives varies by jurisdiction. Government subsidies or incentives may be reduced, terminated or expire as a result of expiration on a particular date, termination when the allocated funding is exhausted or reduction or termination as renewable energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations, or the passage of time. The reduction or termination of these incentives may occur without warning and could adversely impact the Company's business, results of operations and future prospects.

Our rights to manufacture, distribute, and commercialize JustHeat depend on our agreement(s) with Haydale Limited and are subject to performance milestones and conditional terms.
We are relying on our collaboration with Haydale Limited to develop and commercialize the 120V JustHeat product for the U.S. market pursuant to a binding Memorandum of Understanding. However, our rights to develop, distribute, and manufacture the product are contingent upon achieving technical R&D milestones, securing required safety certifications, meeting ongoing annual purchase minimums, and successfully negotiating definitive future licensing terms. Any failure to satisfy these performance thresholds, disruption in our relationship, or inability to reach final agreement on definitive terms could result in the loss of our commercial or exclusivity rights, which would materially and adversely affect our business, operational results, and financial prospects.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, product development partners, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

If our products fail to perform as expected, our ability to develop, market and sell graphene and graphene-related products may suffer
Our graphene or graphene-related products may contain defects in the graphene itself or in the design or manufacturing of any related products causing them not to perform as expected. Given the limited history of our Company, we have a limited frame of reference from which to evaluate the long-term performance of our graphene or any related products. There can be no assurance that we will be able to detect or fix any defects in our graphene or related products prior to their sale to third parties. If our products fail to perform as expected, we could lose market share, customers may delay or terminate orders, or we may be required to initiate product recalls, negatively impacting the Company's sales and brand reputation. Additionally, failure of the Company's products to perform as represented may expose the Company to litigation and product liability risks. The occurrence of any such events could materially adversely affect the Company's business, financial condition, results of operations and future prospects.

One of our principal shareholders, Proton Power, Inc., is currently a defendant in litigation brought by CFGI relating to a fee dispute arising from an audit engagement.
Proton Power disputes the invoiced amount of $344,019.75, which exceeded CFGI's original estimate. Proton Power made a settlement offer of $20,000, which was rejected, and the matter is now in the discovery phase, with document production ongoing (extended 90 days in June 2026). No proceeds of this offering will be used to fund the defense of this litigation or any resulting settlement or judgment. There can be no assurance as to the outcome of this matter, and an adverse result could affect Proton Power's financial condition, which in turn could affect the Company given Proton Power's status as a principal shareholder.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Proton Power, Inc (Weaver family)	1,775,000	Class A Voting Common Stock	26.0%
Surface Energy Management LLC (Jose Tost, Carlos Tejera, Luis Gonzalez)	1,775,000	Class A Voting Common Stock	26.0%

The Company's Securities

The Company has authorized Class A Voting Common Stock , and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 169,178 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 12,000,000 with a total of 6,843,862 outstanding.

Voting Rights

One vote per share

Material Rights

Warrants to Buy Class A Voting Common Stock

Material Rights

The amount of Class A Voting Common Stock outstanding includes warrants to buy 158,381 shares of Class A Voting Common Stock at $7.5556 per share outstanding.

Distribution rights & preferences:

The Class A Voting Common Stock and Class B Non-Voting Common Stock shall rank equally, pari passu, share-for-share, as to all dividends and distributions.

Liquidation rights & preferences:

Upon liquidation, dissolution, or winding up, remaining assets after payment of debts and liabilities are distributed pro rata on a pari passu basis among the Class A Voting Common and Class B Non-Voting Common Stockholders.

Dividend rights:

Dividends may be declared by the Board out of legally available funds. No cumulative or guaranteed dividends are provided.

The Class A Voting Common Stock and Class B Non-Voting Common Stock shall rank equally, pari passu, share-for-share, as to all dividends and distributions.

Stockholders Agreement Rights

Class B Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The holders of Class B Common Stock shall have no voting power, shall not be entitled to vote on any matter submitted to a vote of stockholders, and shall not be entitled to notice of any meeting of stockholders.

Subscription and Joinder Agreement

Every investor in this offering will be required to sign a Joinder to the Company's Stockholders' Agreement that imposes

certain obligations and grants certain rights. Summary below, please see Exhibit F for complete details.

Transfer Restrictions & Right of First Refusal: Investors cannot sell, pledge, or transfer Class B shares without prior Board approval, except for narrow permitted transfers (e.g., estate planning or transfers to controlled affiliates). Any unapproved transfer is void. If a third-party offer is received, non-transferring Class A stockholders and the Company hold a Right of First Refusal (ROFR) to purchase the offered shares first.

Drag-Along Obligations: If the Board and a Supermajority of the Class A stockholders (67%) approve a sale of the Company ("Approved Sale"), Class B investors must participate in and vote for the transaction and will receive the same per-share economic terms as Class A stockholders.

Indemnification & Advancement: All investors, including Class B, acknowledge that the Company will indemnify and hold harmless directors, officers, and Board observers against claims and liabilities arising from their official duties, including advancing reasonable defense expenses.

Statutory Class Vote: Class B investors grant an irrevocable proxy appointing the CEO and the Chairman of the Board, individually, to vote their shares or execute written consents with respect to any class vote of the Class B stock required by Delaware law or the Certificate of Incorporation. Exception: This proxy does not apply to any vote on a proposed amendment to the Certificate of Incorporation that would adversely affect the powers, preferences, or special rights of the Class B Non-Voting Common Stock, in which case the investor retains the right to vote.

Governing Law & Forum: All investors, including Class B investors, agree to standard general provisions, including Delaware governing law, exclusive Delaware forum selection, jury trial waiver, and prevailing-party attorney fee recovery.

Distribution rights & preferences:

The Class A Common Stock and Class B Common Stock shall rank equally, pari passu, share-for-share, as to all dividends and distributions.

Liquidation rights & preferences:

Upon liquidation, dissolution, or winding up, remaining assets after payment of debts and liabilities are distributed pro rata on a pari passu basis among the Class A Common and Class B Common Stockholders.

Dividend rights:

Dividends may be declared by the Board out of legally available funds. No cumulative or guaranteed dividends are provided. The Class A Voting Common Stock and Class B Non-Voting Common Stock shall rank equally, pari passu, share-for-share, as to all dividends and distributions.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of this offering, you have no voting rights in the Company. In the event that you obtain certain statutory voting rights, you will grant an irrevocable proxy to the CEO/Chairman of the Board to vote your shares in all such matters, provided, however, that the proxy will not apply to any vote on a proposed amendment to the Certificate of Incorporation that would adversely affect the powers, preferences, or special rights of the Class B Non-Voting Common Stock. In particular, investors in this offering of Class B Non-Voting Common Stock will have fewer rights and less influence on the corporate actions of the Company than holders of the Company's Class A Voting Common Stock.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

In particular, the Company has entered into a non-binding letter of intent with an accredited investor under which the investor has indicated an interest in purchasing up to $15,000,000 of the Company's common stock at a price based on the Company's $50,000,000 pre-money valuation, in a separate private placement that may occur concurrently with this offering. The letter of intent is subject to the investor's satisfactory completion of due diligence and the negotiation and execution of definitive agreements, and gives the investor certain rights, for a limited period of time, to match other investments in the Company. There is no assurance that the investor will complete its due diligence, that definitive

agreements will be signed, or that the investment will close in whole, in part, or at all, or on the terms described. If the investment does close, it would dilute the ownership of investors in this offering. Investors in this offering should not rely on the potential investment in deciding whether to invest. Should this financing occur investors in this offering might experience significant dilution.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock (pre-split)
  Type of security sold: Equity
  Final amount sold: $1,150,000.00
  Number of Securities Sold: 5,750
  Use of proceeds: Research and Development and Working Capital
  Date: October 18, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock (pre-split)
  Type of security sold: Equity
  Final amount sold: $3,265,000.00
  Number of Securities Sold: 4,457
  Use of proceeds: Research and Development and Working Capital.
  Date: November 11, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock (pre-split)
  Type of security sold: Equity
  Final amount sold: $2,061,087.94
  Number of Securities Sold: 2,728
  Use of proceeds: Research and Development and Working Capital.
  Date: October 10, 2025
  Offering exemption relied upon: 506(b)

- Name: Common Stock (pre-split)
  Type of security sold: Equity
  Final amount sold: $430,512.32
  Number of Securities Sold: 569
  Use of proceeds: Research and Development and Working Capital.
  Date: October 05, 2026
  Offering exemption relied upon: 506(b)

- Type of security sold: Warrants
  Final amount sold: $0.00
  Use of proceeds: Warrants to buy 583.81 shares, exercisable at $755.56 per share.
  Date: October 05, 2026
  Offering exemption relied upon: 506(b)

- Type of security sold: Warrants
  Final amount sold: $0.00
  Use of proceeds: Warrants to purchase Common Stock. Warrants to Buy 1,000.00 shares, exercisable at $755.56 per share
  Date: July 29, 2026

Offering exemption relied upon: Rule 701, these were compensatory warrants issued to an employee and a consultant to the Company.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

In the absence of revenue, the Company's ongoing operating expenses are limited to only recurring administrative and corporate expenses. Based on the current cash position and limited baseline operating expenses, management believes the Company can maintain its existing operations for more than a year without generating significant revenue.

During this period, the Company's principals intend to continue developing commercial markets for the Company's graphene and biochar products while carefully managing expenditures. This estimate assumes that the Company does not undertake significant additional capital expenditures, substantially increase production, or incur increased expenses associated with commercialization activities.

Foreseeable major expenses based on projections:

The Company's current recurring expenses are relatively modest and primarily consist of administrative, corporate, professional, and other costs necessary to maintain operations. As the Company transitions toward commercialization, its expenses are expected to increase significantly.

The most substantial future expenditures are expected to be associated with expanding graphene and biochar production, constructing and commissioning the Company's first commercial-scale production facility in Montana, and completing the development and commercial launch of the JustHeat product.

Future operational challenges:

The Company's principal near-term operational challenges are producing graphene and biochar and advancing commercialization activities with limited resources. The Company's current resources constrain its ability to increase production capacity, accelerate product development, and fully pursue potential commercial opportunities.

A successful capital raise would substantially improve the Company's ability to address these challenges by providing resources to expand production, advance the Montana commercial facility, and complete development and commercialization of JustHeat.

Another important operational challenge is converting current graphene evaluations into meaningful commercial relationships. The Company currently has more than 20 companies and universities evaluating its graphene materials. While these evaluations provide opportunities for future commercial adoption, the timing and extent to which they may result in commercial orders or revenue cannot currently be determined.

Future challenges related to capital resources:

The Company's primary capital-resource challenge will be obtaining sufficient funding to transition from its current development-stage activities into commercial-scale operations. Although the Company's existing cash position and limited operating expenses provide the ability to maintain current operations, significantly expanding the business will require additional capital.

In particular, capital resources will be necessary to properly commercialize and launch the JustHeat business, expand graphene and biochar production, and construct the Company's first commercial-scale operating plant in Montana.

The Company's ability to execute these initiatives will therefore depend, in part, on its ability to raise additional capital on acceptable terms. The timing and availability of any financing cannot be assured.

Future milestones and events:

Management believes several significant milestones could materially impact the Company's financial position and future

operations.

One of the most important milestones would be securing a meaningful commercial offtake agreement for the Company's graphene products. More than 20 companies and universities are currently evaluating the Company's graphene, and successful conversion of one or more of these evaluations into meaningful commercial demand would represent an important step toward recurring revenue.

A second significant milestone would be the successful completion of the JustHeat product designed specifically for the U.S. market, including the necessary product development, testing and certification activities required for commercialization. If management is able to successfully launch commercial operations, JustHeat represents a potential near-term revenue opportunity.

A third significant milestone would be the successful completion of an additional capital raise. Additional capital would allow the Company to increase production capacity and advance development of its first commercial-scale graphene and biochar production facility in Montana.

Collectively, meaningful graphene offtake, a successful capital raise, commercialization of JustHeat and development of the Montana commercial facility, represent the principal milestones management believes would significantly affect the Company's transition from development-stage activities toward revenue-generating commercial operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2026, the Company has cash and cash equivalents of $156,455 available and is in the process of raising additional capital to support its ongoing development. The Company has decided to focus on this Regulation Crowdfunding campaign to raise additional capital, and the funds targeted to be raised are critical to the Company's continued development.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has substantial flexibility in managing its burn rate. If the Company raises the minimum offering amount, those proceeds, together with cash on hand, would fund continued development work on the US JustHeat product and ongoing offtake discussions for a limited period only. The minimum offering amount would not be sufficient to complete commercialization of the JustHeat product, and the Company would need to raise additional capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Prior to this offering, the Company has raised $6,906,600 through the sale of equity. If the Company successfully raises $1,234,999 through this offering (the maximum), it will have raised a total of $8,141,599 of equity, and this offering would represent 15.2% of the total. While the Company has substantial flexibility in managing its burn rate and extending its runway, successfully raising capital, through this offering or otherwise, is critical to the Company's timely execution of its business plan.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company has substantial flexibility in managing its burn rate. If the Company raises the minimum offering amount, those proceeds, together with cash on hand, would fund continued development work on the US JustHeat product and ongoing offtake discussions for a limited period only. The minimum offering amount would not be sufficient to complete commercialization of the JustHeat product, and the Company would need to raise additional capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, the Company expects to allocate the incremental proceeds to further advancing the commercialization of the US JustHeat product and continuing to develop offtake arrangements. With the maximum offering amount, the Company expects to achieve approximately a 12-month runway.

The Company has substantial flexibility in managing the pace of its development, and how that development is managed will have a substantial impact on capital utilization and remaining runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit,

contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including through securing grants or through the issuance of debt, equity, or project financing. While the Company has had preliminary discussions with potential financing sources, it has not entered into any binding agreement for any such financing, and there is no assurance that any such financing will be available on acceptable terms or at all. Any debt financing would be senior to the claims of equity holders, and any equity financing, whether at the Company or project level, could dilute investors in this offering or reduce the Company's interest in the project.

Additionally, the Company has entered into a non-binding letter of intent with an accredited investor under which the investor has indicated an interest in purchasing up to $15,000,000 of the Company's common stock at a price based on the Company's $50,000,000 pre-money valuation, in a separate private placement that may occur concurrently with this offering. The letter of intent is subject to the investor's satisfactory completion of due diligence and the negotiation and execution of definitive agreements, and gives the investor certain rights, for a limited period of time, to match other investments in the Company. There is no assurance that the investor will complete its due diligence, that definitive agreements will be signed, or that the investment will close in whole, in part, or at all, or on the terms described. If the investment does close, it would dilute the ownership of investors in this offering. Investors in this offering should not rely on the potential investment in deciding whether to invest.

Indebtedness

- Creditor: Curtis Pohl, Paul Burke, Blain Nicholls [3 Notes]
  Amount Owed: $45,287.00
  Interest Rate: 5.0%
  Maturity Date: January 31, 2028
  Secured by an interest in certain land held by the Company. Interest may be accrued and paid at maturity. Notes may be prepaid without penalty at the Company's option. No principal or interest payment may be made that would result in the Company's unrestricted cash balance falling below $1,000,000, provided, however, that if the Company sells or transfers all or a part of the land referenced above, the net proceeds from such sale or transfer shall be used to repay these Notes. If at any maturity date the Company is unable to retire these notes, their maturity dates will be automatically extended for successive 12 month periods without causing an Event of Default. As of the date of this offering, the Company's unrestricted cash balance is below $1,000,000. As a result, no principal or interest payments may be made on these notes, other than from the net proceeds associated with a sale or transfer of all or a part of the land, and the maturity dates will extend automatically for successive twelve-month periods until that condition is satisfied.

- Creditor: Curtis Pohl, Paul Burke, Blain Nicholls, EPS Production LLC [7 Notes]
  Amount Owed: $237,650.00
  Interest Rate: 5.0%
  Maturity Date: January 31, 2028
  Interest may be accrued and paid at maturity. Notes may be prepaid without penalty at the Company's option. No principal or interest payment may be made that would result in the Company's unrestricted cash balance falling below $1,000,000. As of the date of this offering, the Company's unrestricted cash balance is below $1,000,000. As a result, no principal or interest payments may be made on these notes, and the maturity dates will extend automatically for successive twelve-month periods until that condition is satisfied. If at any maturity date the Company is unable to retire these notes, their maturity dates will be automatically extended for successive 12 month periods without causing an Event of Default.

Related Party Transactions

- Name of Entity: Proton Power, Inc.
  Names of 20% owners: Proton Power, Inc.
  Relationship to Company: Owner of ~26% of the Company's Common Stock before this Crowdfunding transaction, strategic partner and provider of the biomass processing plant technology the Company is using.
  Nature / amount of interest in the transaction: Provider of technology, equipment and/or services. During the years ended December 31, 2025 and 2024, the Company paid Proton Power, Inc. approximately $0, and $710,000, respectively. The 2024 payments included $60,000 for consulting services related to the design, development and engineering of a biomass processing plant in Montana and $650,000 paid as an advance for equipment for the Montana plant.
  Material Terms: The Company has (i) utilized Proton's services to conduct R+D, (ii) purchased equipment from Proton, (iii) received consulting services from Proton related to the development of a biomass processing plant in MT, and (iv) plans to deploy Proton's CHyP technology at the Company' biomass processing plant. Additionally, the Company and

Proton are partners (80% Proton, 20% Faradyne) in Stratic, Inc., a company established to manufacture the graphene.

- Name of Person: Curtis Pohl, Paul Burke and Blain Nicholls
  Relationship to Company: Chief Executive Officer and Director; Chief Financial Officer and Director; Chief Operating Officer and Director.
  Nature / amount of interest in the transaction: Lenders under promissory notes issued by the Company, with aggregate outstanding principal of approximately $323,150 as of December 31, 2025.
  Material Terms: Notes bear interest at 5.0% per annum and mature January 31, 2028. See "Indebtedness" above for the full terms, including the restriction on payments while the Company's unrestricted cash balance is below $1,000,000.

- Name of Entity: EPS Production LLC
  Names of 20% owners: Luis Enrique Gonzalez
  Relationship to Company: VP - Business Development
  Nature / amount of interest in the transaction: Lender under one of the promissory notes described under "Indebtedness" with an outstanding principal balance of $15,000.
  Material Terms: See "Indebtedness" above.

- Name of Entity: Stratic, Inc.
  Names of 20% owners: Proton Power, Inc.
  Relationship to Company: Entity owned 80% by Proton Power, Inc. and 20% by the Company.
  Nature / amount of interest in the transaction: The Company's investment in Stratic is carried at $1,570,000 as of December 31, 2025, following an additional investment of $40,000 during 2024. Stratic processes the Company's biochar into turbostratic graphene.
  Material Terms: Stratic's Board of Directors consists of two representatives from Proton Power and one representative from the Company. Proton, the Company and Stratic have one or more agreements in place governing Static's operation and providing certain protective rights for the Company.

- Name of Person: Samuel Cavin Weaver
  Relationship to Company: Director and CTO of the Company; President of Proton Power, Inc.
  Nature / amount of interest in the transaction: Dr. Weaver's roles at Proton Power, Stratic, and the Company give him interests in the transactions between Stratic and the Company.
  Material Terms: Dr. Weaver devotes approximately 20% of his time to the Company.

Valuation

Pre-Money Valuation: $49,960,192.60

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation takes into account the warrants to buy Company Class A Voting Common Stock and, accordingly, has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding warrants may have been taken into account in the fully-diluted share calculation. For the avoidance of doubt, this valuation calculation does not take into account any securities that may be sold in connection with referenced financings in discussions in this offering document.

Use of Proceeds

If we raise the Target Offering Amount of $19,994.70 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Advanced Heating Solutions
  91.5%
  Faradyne's first commercial product, JustHeat, is an innovative graphene-enhanced radiant heating system designed to provide energy-efficient heating in residential and commercial settings.

If we raise the over allotment amount of $1,234,999.40, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Advanced Heating Solutions
  45.75%

Faradyne's first commercial product, JustHeat, is an innovative graphene-enhanced radiant heating system designed to provide energy-efficient heating in residential and commercial settings.

- Graphene Market Development and Production
  45.75%
  The company utilizes proprietary technology to transform biochar into high-quality turbostratic graphene, a material with vast industrial applications.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.faradynepower.com/ (/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/faradyne-power-systems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Faradyne Power Systems Corp.

[See attached]

FARADYNE POWER SYSTEMS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Faradyne Power Systems Corp.
Miami, Florida

We have reviewed the accompanying consolidated financial statements of Faradyne Power Systems Corp. (the "Company"), which comprises the consolidated balance sheets as of December 31, 2025, and December 31, 2024, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company has suffered recurring losses from operations, experienced negative cash flows from operating activities, and has an accumulated deficit. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

September 23, 2026
Calabasas, California

FARADYNE POWER SYSTEMS CORP.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

As of December 31,	**2025**	**2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 15,554	$ 41,091
Total Current Assets	**15,554**	**41,091**
Property and Equipment, net	1,897,297	1,652,455
Investment in Stratic, Inc	1,570,000	1,570,000
Total Assets	**$ 3,482,851**	**$ 3,263,546**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 162,188	$ 69,501
Credit Cards	4,837	4,635
Accrued Interest	20,484	5,490
Other Current Liabilities	61,411	33,639
Total Current Liabilities	**248,920**	**113,265**
Related Party Notes, net of current portion	338,150	237,650
Total Liabilities	**587,070**	**350,915**
STOCKHOLDERS' EQUITY		
Common Stock	7	7
Additional Paid in Capital	6,521,086	6,356,509
Accumulated Deficit	(3,625,312)	(3,443,885)
Total Stockholders' Equity	**2,895,781**	**2,912,631**
Total Liabilities and Stockholders' Equity	**$ 3,482,851**	**$ 3,263,546**

See accompanying notes to financial statements.

FARADYNE POWER SYSTEMS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	165,203	420,659
Research and Development	-	407,476
Total Operating Expenses	**165,203**	**828,135**
Operating Loss	**(165,203)**	**(828,135)**
Interest Expense	16,224	6,222
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(181,427)**	**(834,357)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (181,427)**	**$ (834,357)**

See accompanying notes to financial statements.

FARADYNE POWER SYSTEMS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2023	**64,802**	**$ 6**	**$ 5,355,295**	**$ (2,609,528)**	**$ 2,745,773**
Issuance of stock	1,325	0	1,001,214		1,001,214
Net Loss				(834,357)	(834,357)
Balance—December 31, 2024	**66,127**	**7**	**6,356,509**	**$ (3,443,885)**	**$ 2,912,631**
Issuance of Stock and Warrants	218	0	164,577		164,577
Net Loss				(181,427)	(181,427)
Balance—December 31, 2025	**66,345**	**$ 7**	**$ 6,521,086**	**$ (3,625,312)**	**$ 2,895,781**

See accompanying notes to financial statements.

FARADYNE POWER SYSTEMS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Years Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(181,427)	$	(834,357)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		18,652		18,702
Accrued Interest		14,994		5,490
Changes in Operating Assets and Liabilities:				
Accounts Payable		92,687		(36,391)
Credit Cards		202		1,242
Other Current Liabilities		27,772		17,805
Net Cash Provided by Operating Activities		**(27,120)**		**(827,508)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(263,494)		(895,187)
Equity Investment		-		(40,000)
Net Cash Used in Investing Activities		**(263,494)**		**(935,187)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		164,577		1,001,214
Proceeds from Related Party Notes		100,500		237,650
Net Cash Provided by Financing Activities		**265,077**		**1,238,864**
Change in Cash		**(25,537)**		**(523,831)**
Cash —Beginning of The Year		41,091		564,922
Cash—End of The Year	**$**	**15,554**	**$**	**41,091**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	1,230	$	732
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statements

1. NATURE OF OPERATION

Faradyne Power Systems Corp. was incorporated on April 12, 2023, in the state of Delaware. The Company has two subsidiaries: Aurora Biomass LLC organized on July 17, 2023 and Aurora Montana LLC organized on October 10, 2023. The financial statements of Faradyne Power Systems Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Faradyne Power Systems Corp. ("FPS" or the "Company") develops technologies and businesses focused on the conversion of biomass into renewable fuels and turbostratic graphene, as well as the development of products and applications utilizing turbostratic graphene. The Company conducts its activities through three primary business areas:

- Aurora Biomass develops biomass processing facilities utilizing a high-temperature pyrolysis process developed by Proton Power, Inc., a strategic partner and shareholder of the Company.
- Stratic, an entity jointly owned by the Company and Proton Power, Inc., is focused on the production of turbostratic graphene from biochar generated through the pyrolysis process for third-party sale or use in the Company's products and applications.
- Faradyne Products focuses on the development of proprietary products and applications utilizing turbostratic graphene.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash did not exceed FDIC insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Land	Not depreciated
Machinery and Equipment	5 years
Construction-in-Process	Not depreciated until placed in service
Advances for Land and Equipment	Not depreciated until equipment is received and placed in service

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid out under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently in the development stage and has not generated revenue from its planned commercial operations during the periods presented. The Company is focused on the development of its biomass processing facilities, turbostratic graphene production capabilities, and related products and applications.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions
The Company may engage in financing or commercial transactions with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's commercial and financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. The related-party loans bear interest in accordance with the applicable loan agreements, with cash payment of interest permitted to be deferred until maturity. The loans have stated maturity dates in January 2028 and include provisions allowing the maturity dates to be extended at the option of the Company, subject to the terms of the respective agreements. The loans are classified as current or noncurrent based on their contractual maturity dates and the applicable terms of the agreements.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2025	2024
Employee Reimbursements Payable	61,411	33,639
Total Other Current Liabilities	**$ 61,411**	**$ 33,639**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Land	$ 101,646	$ -
Machinery and Equipment	593,359	593,359
Construction-in-Process	594,935	431,087
Advances for Land and Equipment	650,000	652,000
Property and Equipment, at cost	**1,939,940**	**1,676,446**
Accumulated Depreciation	(42,643)	(23,991)
Property and Equipment, net	**$ 1,897,297**	**$ 1,652,455**

Depreciation expense for the years ended December 31, 2025 and 2024 was $18,652 and $18,702, respectively.

5. INVESTMENT IN STRATIC, INC

The Company holds a 20% ownership interest in Stratic, Inc. ("Stratic") with the remaining 80% owned by Proton Power, Inc. ("Proton"). The Company accounts for its investment in Stratic using the equity method of accounting. During 2024, the Company made an additional investment of $40,000 in Stratic, increasing the carrying amount of the investment from $1,530,000 to $1,570,000 as of December 31, 2024.

6. DEBT

Related Party Notes

The Company had outstanding term loans/ notes payables with maturity date set on January 31, 2028. Details of loans outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Lender Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Curtis Pohl	$ 50,000	5.00%	5/22/2024	1/31/2028	$ -	$ 50,000	$ 54,027	$ -	$ 50,000	$ 51,527
Lloyd Blain Nicholls	20,000	5.00%	5/23/2024	1/31/2028		20,000	21,608	-	20,000	20,608
EPS Production LLC	15,000	5.00%	5/23/2024	1/31/2028		15,000	16,206	-	15,000	15,456
Paul Burke	40,000	5.00%	5/23/2024	1/31/2028		40,000	43,216	-	40,000	41,216
Paul Burke	7,500	5.00%	7/10/2024	1/31/2028		7,500	8,054	-	7,500	7,679
Curtis Pohl	10,000	5.00%	7/10/2024	1/31/2028		10,000	10,738	-	10,000	10,238
Curtis Pohl	95,150	5.00%	9/25/2024	1/31/2028		95,150	101,172	-	95,150	96,414
Curtis Pohl	33,500	5.00%	5/19/2025	1/31/2028		33,500	34,537			
Lloyd Blain Nicholls	33,500	5.00%	5/19/2025	1/31/2028		33,500	34,537			
Paul Burke	33,500	5.00%	5/19/2025	1/31/2028		33,500	34,537			
Total	**$ 338,150**				**$ -**	**$ 338,150**	**$ 358,634**	**$ -**	**$ 237,650**	**$ 243,140**

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 100,000 shares of common stock with par value of $0.0001. As of December 31, 2025, and 2024, 66,345 and 66,127 shares of common stock, respectively, have been issued and were outstanding.

Warrants

In November 2025, in connection with an equity financing transaction, the Company issued a warrant to an investor to purchase 59.56 shares of the Company's common stock at an exercise price of $755.56 per share. The warrant has a contractual term of ten years and was outstanding and exercisable as of December 31, 2025.

The fair value of the warrant was estimated on the issuance date using the Black-Scholes option-pricing model with the following assumptions:

Expected life (years)	10.00
Risk-free interest rate	4.13%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for warrants granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the warrants.

The expected term of warrants is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the warrants.

The Company determined the expected volatility assumption for warrants granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future warrants grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's warrants activity and related information is as follows:

	Number of Warrants	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023			
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2024	-		-
Exercisable at December 31, 2024	-		-
Granted	59.56	$ 755.56	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2025	**59.56**	**$ 755.56**	**9.85**
Exercisable at December 31, 2025	**59.56**	**$ 755.56**	**9.85**

The warrant was classified as an equity instrument. The proceeds from the financing were allocated between the common stock and warrant based on their relative fair values, resulting in approximately $20,132 of the proceeds being allocated to the warrant.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Years Ended December 31,	2025	2024
Net Operating Loss	$ (46,003)	$ (193,338)
Valuation Allowance	46,003	193,338
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (905,359)	$ (859,356)
Valuation Allowance	905,359	859,356
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,556,284. Utilization of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

During the years presented, certain founders, members of management, and other related parties provided loans to the Company to support its operations. The notes generally bear interest at 5% per annum and mature on January 31, 2028. As of December 31, 2025, and 2024, the outstanding principal balance of related-party notes was approximately $338,150 and $237,650, respectively.

During 2024, the Company advanced $650,000 to Proton Power, Inc. ("Proton") for equipment for the Company's planned Montana-based biomass processing facility and paid Proton $60,000 for consulting services related to the design, development and engineering of that facility. The $650,000 advanced for equipment and the $60,000 of capitalized consulting services are carried in Property and Equipment as of December 31, 2024 and December 31, 2025. Proton is a strategic partner of the Company and owned approximately 26.8% of the Company's outstanding Common Stock at December 31, 2025.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses from operations and had a net operating loss of approximately $165,203 for the year ended December 31, 2025. As of that date, the Company had limited cash resources of approximately $15,554. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management plans to address these conditions through a combination of raising additional capital, generating revenue from operations, and managing operating expenses. However, there can be no assurance that these plans will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

12. SUBSEQUENT EVENTS

Subsequent to December 31, 2025, the Company raised approximately $385,512 through the issuance of 510.25 shares of common stock and 524.25 warrants to purchase common stock at an exercise price of $755.56 per share.

On July 29, 2026, the Company issued 1,000 warrants to purchase common stock at an exercise price of $755.56 per share to a consultant and an employee pursuant to previously negotiated commitments.

On August 27, 2026, the Company and the City and County of Butte-Silver Bow completed a boundary adjustment for Lot 9A at the Montana Connection Subdivision owned by the Company. As a result, the Company returned approximately 30.0 of the 50.3 acres it owned and was paid $58,813.60 for the land returned. In accordance with the terms of the applicable promissory notes, the $58,813.60 of net proceeds was used to repay $55,213.41 of principal and pay $3,600.18 of accrued interest associated with the notes. The Company expects to record a $968.07 loss on the sale of the land in 2026.

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN FARADYNE POWER SYSTEMS · CLEAN TECHNOLOGY

Clean, American-Made Graphene


Clean, American-Made Graphene at Commercial Scale

Graphene can make concrete stronger, batteries charge faster, and industrial materials perform better, but conventional production remains expensive, difficult to scale, and environmentally intensive. Faradyne utilizes a patented process developed by its strategic partner and significant shareholder, Proton Power, Inc., to produce biochar from renewable U.S. biomass. That biochar is processed into turbostratic graphene by Stratic, Inc., an entity owned 80% by Proton Power and 20% by Faradyne. Faradyne is pre-revenue and raising capital to expand production.

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GET EQUITY

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

GET EQUITY
$7.30 Per Share

MIN INVEST $438 | VALUATION $49.96M

REASONS TO INVEST

01 Strong market position with proven product-market fit

02 Experienced leadership team with successful track record

03 Clear path to profitability and sustainable growth

TEAM

Paul Robert Burke
DIRECTOR, CHIEF FINANCIAL OFFICER
Paul Robert Burke has over 35 years in corporate finance, co-founding Northaven Management in 1995, an alternative asset management platform focused on financial services. He has extensive board experience and has been active in renewable energy projects since 2018.

Lloyd Blain Nicholls
CHIEF OPERATING OFFICER
Blain Nicholls is the COO and co-founder of Faradyne Power, bringing over 35 years of experience. Previously, he held various roles at NorthWestern Energy and has worked in aerospace, nuclear generation, and railcar design.

Curtis Timothy Pohl
CHIEF EXECUTIVE OFFICER
Curtis Pohl co-founded Faradyne and is its CEO, following a 37-year career at NorthWestern Energy. He held various senior executive roles, overseeing significant budgets and teams.

Carlos J Tejera
CHIEF ADMINISTRATIVE OFFICER
Carlos J. Tejera is co-founder and CAO of Faradyne, with expertise in project finance, investment banking, government affairs, and energy. He has held roles at Citibank, Santander Investment, and PDVSA.

William Troy Tack
SVP GRAPHENE DEVELOPMENT
Troy Tack brings 40 years of experience in advanced materials and commercialization, has led major materials programs across aerospace and defense, holds five patents, and is helping Faradyne develop high-volume graphene applications in markets such as polymers, petroleum, and packaging.

Luis Enrique Gonzalez
VP BUSINESS DEV
Luis Gonzalez is a corporate finance and M&A veteran driving Faradyne's commercial growth, strategic partnerships, and global deployment of turbostratic graphene across energy and industrial markets.

Jose Manuel Tost
BOARD MEMBER, PRESIDENT
Jose Manuel Tost has vast experience in launching and growing companies in the Telecom and Technology sectors.

Samuel Cavin Weaver
BOARD MEMBER, CHIEF TECHNOLOGY OFFICER
Samuel Cavin Weaver is a director and CTO of Faradyne and President of Proton Power. Sam has founded over a dozen companies in advanced materials and energy. Samuel Cavin Weaver spends roughly 20% of his time on Faradyne Power and the balance on his time at Proton Power.

Clean, American-Made Graphene


FARADYNE POWER
Clean, American-Made Graphene at Commercial Scale

Graphene can make concrete stronger, batteries charge faster, and industrial materials perform better, but conventional production remains expensive, difficult to scale, and environmentally intensive. Faradyne utilizes a patented process developed by its strategic partner and significant shareholder, Proton Power, Inc., to produce biochar from renewable U.S. biomass. That biochar is processed into turbostratic graphene by Stratic, Inc., an entity owned 80% by Proton Power and 20% by Faradyne. Faradyne is pre-revenue and raising capital to expand production.

The Opportunity

We believe graphene is one of the most promising advanced materials developed in the past two decades. Just one atom thick, it can make batteries charge faster, concrete stronger, coatings more durable, and electronics more efficient. Those properties have already led manufacturers to incorporate graphene into products across multiple industries.

However, conventional production still depends on mined graphite and chemically intensive processing, making graphene expensive to produce and difficult to supply consistently at commercial scale. Faradyne combines a proprietary biomass conversion process with advanced graphene production technology developed by its strategic partner, Proton Power Inc., creating a scalable, carbon-negative manufacturing platform. The process converts renewable U.S. biomass into high-quality graphene without mining or acid-based processing.

Production capacity is in place in Tennessee, where graphene has been produced with the graphene being evaluated for commercial applications across multiple industries. This raise will help expand graphene distribution and production capacity as manufacturers continue adopting graphene in commercial products.

The Problem


The Problem
High Cost
Commercial-grade graphene typically costs between roughly $100 and $1,000 per kilogram, depending on grade and production volume. That makes it difficult for manufacturers to incorporate into cost-sensitive products.
Inconsistent Quality
Different production methods yield graphene with varying properties, making it difficult for manufacturers to source material with predictable, repeatable performance.
Limited Domestic Supply
Global production remains a fraction of what broader commercial adoption would require, and domestic production even more so. 70% of graphene in the world is produced by China, and high-volume industries would need significantly more graphene than is produced today.
Resource-intensive and Environmentally Harmful Production
Most graphene is still produced from mined graphite via chemically intensive processes that rely on harsh acids and other oxidants, resulting in a much larger environmental footprint than newer biomass-based approaches.

Our Solution

Faradyne replaces mined graphite with renewable U.S. biomass - which is organic matter derived from trees and woody plants, including limbs, tops, bark, and foliage

A patented, carbon-negative production process converts that biomass into high-quality biochar, which is then converted into turbostratic graphene without the harsh acid-based processing used in many conventional methods. The company believes this approach can reduce production costs, improve manufacturing capacity, deliver more consistent material, and lower the environmental impact of graphene production.

Why Now?


Why Now?
More products are reaching the market
Manufacturers are already incorporating graphene into construction materials, industrial coatings, composites, batteries, filtration systems, and thermal management products.
Manufacturers are looking for higher-performing materials
Across industries, companies are seeking ways to improve strength, conductivity, durability, and efficiency without completely redesigning their products.
Commercial demand is expected to grow
Industry analysts project strong long-term growth for the graphene market as manufacturers continue expanding its use across new products and applications.
Production capacity is becoming increasingly important
As graphene moves into higher-volume manufacturing, producers capable of supplying consistent, commercial-scale volumes will play a larger role in supporting that growth.



How We Produce Graphene

Faradyne begins with renewable U.S. woody biomass rather than mined graphite.

That biomass passes through a patented, oxygen-free pyrolysis process in which heat turns it into a carbon-rich biochar. The biochar is then refined into graphene using technology developed by our strategic partner Proton Power Inc.

The process permanently stores carbon within the graphene itself, creating a carbon-negative method of producing graphene for commercial manufacturing.

Market Opportunity


Market Opportunity
$341M–$940M
Est. 2025 market size
$4.6 billion to $15.6 billion
Est. market by early-to-mid 2030s
22%–39%
Est. annual growth
Every estimate points the same direction: rising demand as industries adopt graphene in batteries, concrete, coatings, and beyond.

Graphene has already moved beyond research and into commercial manufacturing. Today, it's being incorporated into construction materials, industrial coatings, composite materials, lubricants, thermal management products, filtration systems, and other specialty applications where small amounts of graphene can improve strength, conductivity, durability, or efficiency.

Graphene is still an emerging category, and estimates vary by methodology. Industry research puts the current global market at roughly $341 million to $940 million, growing to $4.6 billion to $15.6 billion within the next decade, at annual growth rates ranging from 22% to 39%. Every estimate points the same direction: rising demand as industries adopt graphene in batteries, concrete, coatings, and beyond.

**Sources: Grand View Research, Precedence Research, Global Markets Insight, and Fortune Business Insights (September, 2026)*

Traction

Production capacity is in place in Tennessee, where graphene has been produced for manufacturers to evaluate it for applications including concrete, aluminum conductors, epoxies, and specialty chemicals. As those evaluations progress, the company is working toward commercial supply agreements.

Since its founding in 2023, Faradyne has raised approximately $6.9 million across four private financing rounds from roughly 50 investors, supporting production and commercialization.


Milestone
April 2023
Faradyne Power Systems is founded.
2023–2025
Present (2026)
Graphene production is underway in Tennessee.
Ongoing

Business Model

Before adopting a new material, manufacturers typically evaluate it to confirm it meets their performance requirements. Faradyne's graphene is currently being tested across multiple applications as companies determine whether it meets their performance requirements.

As those evaluations progress, Faradyne intends to enter supply agreements to provide graphene for ongoing manufacturing. Over time, the company expects graphene sales to become its primary source of revenue.

Additional Commercial Opportunities

The synthetic gas generated during production can be used in a number of ways, one of which is conversion into renewable diesel fuel, and the company is developing a US Version of JustHeat, an underfloor heating product that incorporates its graphene.

While graphene remains Faradyne's primary business, additional product lines like JustHeat represent more revenue opportunities built on the same production process.

Use of Funds

Faradyne is raising capital to expand commercial production and continue bringing its graphene to market.

Funds from this offering are expected to support:

Use of Funds	Allocation %	
StartEngine Platform Fees	$104,975	8.50%
Advanced Heating Solutions	$565,012	45.75%
Graphene Market Development & Production	$565,012	45.75%

**The above use of proceeds represents management's best estimate based on current plans and assumptions; actual allocations may vary, and management retains discretion to adjust the use of funds as business needs evolve.*

Join the Faradyne Power Systems Raise


FARADYNE POWER
Join the Faradyne Power Systems Raise

Graphene is becoming an increasingly important material across modern manufacturing, and Faradyne is working to supply that growing market through a patented, carbon-negative production process.

With production underway and manufacturers evaluating its graphene across multiple applications, the company is raising capital to expand production capacity and continue commercial development.

Review the offering materials to learn more about Faradyne Power Systems and this investment opportunity.

ABOUT

HEADQUARTERS
2828 Coral Way, Suite 500
Miami, FL 33145

WEBSITE
faradynepower.com

Graphene can make concrete stronger, batteries charge faster, and industrial materials perform better, but conventional production remains expensive, difficult to scale, and environmentally intensive. Faradyne utilizes a patented process developed by its strategic partner and significant shareholder, Proton Power, Inc., to produce biochar from renewable U.S. biomass. That biochar is processed into turbostratic graphene by Stratic, Inc., an entity owned 80% by Proton Power and 20% by Faradyne. Faradyne is pre-revenue and raising capital to expand production.

TERMS

Overview

Company: Faradyne Power Systems

Price Per Share: $7.30

Valuation: $49.96M

Deadline: Jan. 18, 2027 at 11:59 PM PST

Funding Goal: $20K - $1.23M

Min Investment: $438

Max Investment: $1,234,999.40

Offering Type: Equity

Min Number of Shares Offered: 2,739

Max Number of Shares Offered: 169,178

Shares Offered: Class B Non-Voting Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares.

SEC Recent Filing   Offering Memorandum

Financials +

Risks +

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 20% Bonus Shares

Previous investors in Faradyne Power Systems Corp will receive 20% Bonus Shares.

Time-Based Perks

Early Bird 1: Invest any amount within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 3: Invest $2,500+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4: Invest $5,000+ within the first 2 weeks and receive 18% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 20% bonus shares.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive 10% bonus shares.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive 10% bonus shares.

Flash Perk 3: Invest $1,000+ between days 85 – 90 and receive 12% bonus shares.

Amount-Based Perks

Tier 1: Invest $2,500+ and receive 4% bonus shares.

Tier 2: Invest $5,000+ and receive 8% bonus shares.

Tier 3: Invest $10,000+ and receive 12% bonus shares.

Tier 4: Invest $25,000+ and receive 18% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus Shares

Faradyne Power Systems Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive 10% bonus shares for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $7.30 / share, you will receive 1,100 shares of Common Stock, meaning you'll own 1,100 shares for $7,300.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

These 10% bonus shares are only available during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus shares and the Loyalty Bonus bonus shares in addition to the aforementioned bonus shares.

ALL UPDATES

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VISUAL / B-ROLL: Slow aerial over Montana forest and mountains → quick cut to forest residue and farm stubble (the "waste"). Cinematic, unhurried.

ON-SCREEN TEXT (sequential): What if renewable biomass could power your home? → And heat it, too?

VISUAL: Presenter, clean studio or plant-floor setting, mid-shot. Lower-third: [Name] — [Title], Faradyne Power.

AUDIO — TBD (VERBATIM):

"Two things keep getting harder for all of us — keeping our energy clean, and keeping the cost of it down. At the same time, there's a material scientists have been excited about for years. It's called graphene. It's stronger than steel, incredibly light, and it moves heat and electricity beautifully. The problem? It's always been expensive and hard to make. At Faradyne Power, we found a better way."

ON-SCREEN TEXT: Graphene — stronger than steel, lighter than paper

VISUAL / B-ROLL: Open on presenter for the first line, then VO over: the plant interior; the jars in sequence (wood chips → crumbled feedstock → dark powder → graphene); the renewable-fuel bottles. Let the transformation tell the story.

AUDIO — TBD (VERBATIM):

"It starts with sustainably sourced forest residuals and agricultural biomass—renewable materials that support healthier forests, reduce wildfire fuel loads, and create value from underutilized biomass. "

We run it through a patented process, and out the other side come two valuable things: synthetic gas, and a rich, high-carbon powder. From that powder, we make graphene — one of the most advanced materials on earth. One simple, renewable ingredient. Several products. And a process that removes more carbon than it creates

ON-SCREEN TEXT (sequential): Renewable Biomass → Clean fuel + high-carbon powder → Graphene → Removes more carbon than it creates

VISUAL: Back to presenter; intercut brief plant / material close-ups.

AUDIO — TBD (VERBATIM):

"For years, graphene stayed stuck in the lab — too costly, too hard to make in real amounts, and never quite the same from one batch to the next. Our approach flips that. It's a process we can run affordably, repeat reliably, and grow — all from a renewable source, grown right here in the U.S. We're not solving one problem. We're turning everyday waste into clean energy and cutting-edge materials at the same time."

ON-SCREEN TEXT (paired): Affordable · Reliable · Made to scale

VISUAL / B-ROLL: Operating production line; lab / testing shots (generic, no competitor labels); aerial of the 50-acre Montana site; Haydale-collaboration footage (JustHeat panel being handled).

AUDIO — TBD (VERBATIM):

"And this is real, today. Our production is up and running. More than twenty companies, universities, and national labs are already testing our material. We've secured a fifty-acre site in Montana to grow into. And working with a leading graphene company, Haydale, we are turning our material into finished products you can actually use."

ON-SCREEN TEXT (sequential): Production up and running → 20+ companies, universities & labs testing → 50-acre Montana site secured → Haydale collaboration

VISUAL / B-ROLL: JustHeat roll unspooling; thermal-camera footage of an evenly warmed floor; a room warming up; a person comfortable at home. Warm, tactile, relatable.

AUDIO — TBD (VERBATIM):

"It's called JustHeat, a modern floor-heating system. Haydale's existing version is already on the market and runs on low power. We're now developing our own version with Haydale using Faradyne's graphene, designed to run on normal household power and warm rooms quickly and evenly. We intend this graphene version to be our first product on the market. And honestly, it's just the start of what this material can do."

ON-SCREEN TEXT (sequential): U.S. graphene version in development → Designed for normal household power → Designed for even, gentle heat

VISUAL: Presenter on camera, direct address. Confident, warm, a little more energy in the delivery. Slow push-in.

AUDIO — TBD (VERBATIM):

"Here's what makes this different. We're not pitching an idea — we have graphene in production, a distribution partnership for a proven product already on the market with our own next-gen version in development, and clean fuel on the way, all from renewable biomass. We're chasing markets worth billions, led by a highly experienced executive team with a proven track record of innovation and execution. Now you can own a piece of it. Visit our campaign on StartEngine, and become part of the story."

ON-SCREEN TEXT (sequential): In production · · Markets worth billions → Learn more → [StartEngine campaign URL]

Disclaimer: Faradyne is pre-revenue. Product development and customer testing may not result in commercial sales, and you could lose your entire investment.

VISUAL: Faradyne logo, bold, clean background. Confident hold. Optional subtle animated graphene lattice behind.

ON-SCREEN TEXT:

FARADYNE POWER Clean energy. Advanced materials. Made from renewable waste.

VISUAL: Continues from sign-off; text card, static hold.

ON-SCREEN TEXT (legal to finalize exact wording):

This is a paid advertisement for Faradyne Power Systems Corp.'s Regulation Crowdfunding offering. Please read the offering circular / Form C at [StartEngine URL]. Investing in early-stage companies involves risk, including the possible loss of your entire investment. Forward-looking statements are not guarantees of future results.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "FARADYNE POWER SYSTEM CORP.", FILED IN THIS OFFICE ON THE FIFTH DAY OF OCTOBER, A.D. 2026, AT 3:03 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

7404171 8100
SR# 20264600998

Authentication: 205330726
Date: 10-05-26

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FARADYNE POWER SYSTEMS CORP.

Faradyne Power Systems Corp. (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the ***"DGCL"),*** hereby certifies that:

1. The name of the Corporation is Faradyne Power Systems Corp.

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on April 12, 2023, and a Certificate of Amendment to the Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 30, 2023.

3. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 228, 245 and 242 of the DGCL.

4. The text of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as set forth in the attached Amended and Restated Certificate of Incorporation of Faradyne Power Systems Corp.

IN WITNESS WHEREOF, Faradyne Power Systems Corp. has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer this 5th day of October, 2026.

FARADYNE POWER SYSTEMS CORP.

By: /s/ Curtis Pohl

Curtis Pohl
Authorized Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:03 PM 10/05/2026
FILED 03:03 PM 10/05/2026
SR 20264600998 - File Number 7404171

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
FARADYNE POWER SYSTEMS CORP.

FIRST: NAME

The name of this corporation is Faradyne Power Systems Corp. (the "***Corporation***").

SECOND: REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 245 Chapman Road, Suite 209, Newark, New Castle County, Delaware 19702. The name of its registered agent at such address is Republic Registered Agent LLC.

THIRD: CORPORATE PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ***("DGCL").***

FOURTH: BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Subject to any higher voting thresholds or specific board seat designation rights set forth in a Stockholders' Agreement, the total number of directors constituting the entire Board of Directors shall be fixed from time to time by or in the manner provided in the Bylaws of the Corporation. As used herein, any reference to "Stockholders' Agreement" shall mean any stockholders' agreement by and among the Corporation and its stockholders, as amended and in effect from time to time.

FIFTH: AUTHORIZED STOCK AND STOCK SPLIT

1. **Authorized Shares**. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifteen Million (15,000,000) shares, consisting of two classes:

    a. Twelve Million (12,000,000) shares of Class A Voting Common Stock, par value $0.000001 per share ("***Class A Voting Common Stock"***), and

    b. Three Million (3,000,000) shares of Class B Non-Voting Common Stock, par value $0.000001 per share ***("Class B Non-Voting Common Stock***").

2. **Section 242(b)(2) Opt-Out**. Pursuant to Section 242(b)(2) of the DGCL, subject to any higher voting threshold specified in this Certificate of Incorporation, the Bylaws, or a Stockholders' Agreement, the number of authorized shares of Class A Voting Common Stock or Class B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority (or such higher threshold as may be required by a Stockholders' Agreement) of the voting power of the Class A Voting Common Stock, voting together as a single

class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the Class B Non-Voting Common Stock voting separately as a class shall be required therefor.

3. **100-for-1 Forward Stock Split**. Upon the effectiveness of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "***Effective Time***"), each one (1) share of Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically, and without any further action on the part of the Corporation or the holder thereof, be reclassified, split, and converted into one hundred (100) fully paid and nonassessable shares of Class A Voting Common Stock, par value $0.000001 per share. Each certificate or book-entry position representing shares of Common Stock prior to the Effective Time shall thereafter represent the corresponding post-split number of shares of Class A Voting Common Stock.

SIXTH: VOTING RIGHTS AND CLASS POWERS

Except as otherwise required by applicable law, this Certificate of Incorporation, or a Stockholders' Agreement:

1. **Class A Voting Common Stock:** Except as otherwise required by law or a Stockholders' Agreement, the holders of record of Class A Voting Common Stock shall possess exclusively all voting power of the Corporation. Each holder of Class A Voting Common Stock shall be entitled to one (1) vote for each share of Class A Voting Common Stock held of record on all matters submitted to a vote of stockholders.

2. **Class B Non-Voting Common Stock:** Except as otherwise expressly required by the DGCL, the holders of Class B Non-Voting Common Stock shall have no voting power, shall not be entitled to vote on any matter submitted to a vote of stockholders, and shall not be entitled to notice of any meeting of stockholders.

3. **Pari Passu Economic Rights:** Except as expressly set forth herein with respect to voting rights, Class A Voting Common Stock and Class B Non-Voting Common Stock shall rank equally, *pari passu*, share-for-share, as to all dividends, distributions, liquidation rights, and equity participation.

4. **Automatic Conversion upon Initial Public Offering or Deemed Liquidation Event:** Immediately prior to, or contingent upon, the closing of (a) an initial public offering of the Corporation's capital stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) a Deemed Liquidation Event (as defined herein), each issued and outstanding share of Class B Non-Voting Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class A Voting Common Stock, without any further action by the holder thereof.

5. **Deemed Liquidation Event Defined:** For purposes of this Certificate of Incorporation, a "Deemed Liquidation Event" shall mean: (a) a merger or consolidation in which the

Corporation is a constituent party (or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation), except any such merger or consolidation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares that represent, immediately following such merger or consolidation, at least a majority of the capital stock and voting power of the surviving or resulting entity; or (b) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole.

SEVENTH: AMENDMENT OF BYLAWS

In furtherance and not in limitation of the powers conferred by statute, and subject to any higher voting threshold specified in a Stockholders' Agreement, the Board of Directors is expressly authorized to make, alter, amend, or repeal the Bylaws of the Corporation, subject to the power of the stockholders entitled to vote thereon to adopt, amend, or repeal any Bylaws made by the Board of Directors.

EIGHTH: ELECTION OF DIRECTORS

1. **Class A Voting Power.** Subject to any specific designation rights or higher voting thresholds set forth in a Stockholders' Agreement, directors of the Corporation shall be elected by the holders of a majority of the voting power of the outstanding shares of Class A Voting Common Stock present in person or represented by proxy at a meeting of stockholders called for such purpose (or acting by written consent in lieu of a meeting).

2. **Written Ballots Not Required.** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: DIRECTOR LIABILITY AND EXCULPATION

To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Article NINTH shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

TENTH: INDEMNIFICATION AND ADVANCEMENT

The Corporation shall indemnify and advance expenses, to the fullest extent permitted by applicable law, any person made or threatened to be made a party to an action or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that he or she, or his

or her testator or intestate, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The rights to indemnification and advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

ELEVENTH: CORPORATE OPPORTUNITIES WAIVER

To the fullest extent permitted by Section 122(17) of the DGCL, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes to the attention of any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such director shall have any duty to communicate or offer such opportunity to the Corporation.

TWELFTH: EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation, or the Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.

THIRTEENTH: CREDITOR AND STOCKHOLDER COMPROMISE

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

FOURTEENTH: AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute or a Stockholders' Agreement, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * * * *

Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:
The undersigned (hereafter referred to as "Subscriber") understands that %%NAME_OF_ISSUER%%, a Delaware corporation (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Class B Non-Voting Common Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% (the "Form C"). Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 5 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Joinder to Shareholder Agreement. By subscribing to the Offering and executing this Subscription and Joinder Agreement, Subscriber hereby agrees to join and be bound as a party that is designated as a "Stockholder" to Section 3 (Transfer Restrictions and Right of First Refusal), Section 4 (Drag-Along Obligations), Section 5 (Indemnification and Advancement), and Section 8 (Delaware Forum Selection, Jury Trial Waiver, and General Provisions) of the Third Amended and Restated Stockholders' Agreement of Faradyne Power Systems Corp.

attached hereto as Exhibit A and included in the Form C Offering Document (the "***Stockholders' Agreement***"). The Subscriber will be joined to the Stockholders' Agreement effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to Subscriber under the Stockholders' Agreement shall be given to undersigned at the address provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Stockholders' Agreement and will be bound by the applicable terms thereof. For the avoidance of doubt, the Subscriber shall not be bound by the Non-Solicitation provisions in Section 7.2 of the Stockholders' Agreement and shall have no board designation, information, inspection, or tag-along rights under the Stockholders' Agreement.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 4 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, Subscriber will not become a party to the Shareholder Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to Subscriber. Once the conditions for a Closing have been met, the Company may hold additional Closings.

5. Payment for Securities.
(a) Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent")[a] from Subscriber by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) **Special Provisions for cryptocurrency payments**. Notwithstanding Section 4(a), a Subscriber electing to pay in cryptocurrency will remit the cryptocurrency to a third-party payment processor, which will convert it to U.S. dollars. The resulting U.S. dollar proceeds, net of any applicable digital asset handling fee ("Digital Asset Handling Fee"), will then be

delivered to the Escrow Agent, to be held and released in accordance with Section 4(a). Once the cryptocurrency has been converted, the Subscriber will be subscribed for the number of Securities the Subscriber is eligible to receive based on the U.S. dollar value of the converted proceeds (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent.Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for canceled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(c) **Transfers upon challenged transactions**. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full

execution hereof, this Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of Subscriber's representations and warranties set forth in Section 7 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by Subscriber hereunder and as party to the Shareholder Agreement, and neither such purchase nor becoming a party to the Shareholder Agreement will contravene with any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. Subscriber has reviewed a copy of the Form C and a copy of the Stockholders' Agreement. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, Inc. ("StartEngine"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and

Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Subscriber acknowledges that it has up to 48 hours before any closing and issuance of Securities to cancel the purchase and get a full refund. Subscriber understands that Closings may occur on a "rolling" basis, and that after any such "rolling" Closing, information may become available that would affect Subscriber's investment decision, but that once a Closing occurs, no refund may occur.

c) No Guaranty.

i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d) Status of Undersigned.

i. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of

the Securities. Subscriber understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription and Joinder Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees: (A) that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

iv. Notwithstanding the above, Subscriber understands that, Subscriber will be be bound by Section 3 of the Stockholders' Agreement (Transfer Restrictions & Right of First Refusal) that provides, among other things, that investors cannot sell, pledge, or transfer Class B shares without prior Board approval, except for narrow permitted transfers (e.g., estate planning or transfers to controlled affiliates). Any unapproved transfer is void. If a third-party offer is received, non-transferring Class A stockholders and the Company hold a Right of First Refusal (ROFR) to purchase the offered shares first.

f) Uncertified Securities.

i. Subscriber acknowledges that the Company is authorized to issue uncertificated securities, and hereby waives Subscriber's right to receive a certificate representing the securities and consents and agrees to the issuance of uncertificated securities.

8. Conditions to Obligations of Subscriber and the Company. The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following

conditions precedent: the representations and warranties of the Company contained in Section 6 hereof and of Subscriber contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Manner of Holdings
Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

10. Obligations Irrevocable. Following the Closing, the obligations of Subscriber shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

13. Waiver of Jury Trial. Subscriber IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts with jurisdiction over the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

17. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	%%ADDRESS_OF_ISSUER%% E-mail: %%ISSUER_EMAIL%% Attention: %%ISSUER_TITLE%%
with a copy to:	Attention: %%LEGAL_NAME%% E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

21. Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Subscriber has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%____________________ **Name:%%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **%%SUBSCRIBER_SIGNATURE%%**

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%____________________ **Legal Name of Entity** **By_____%%INVESTOR_SIGNATURES%%________________** **Name: %%VESTING_AS%%** **%%VESTING_AS_EMAIL%%** **Title:%%INVESTOR_TITLE%%**

State/Country of Domicile or Formation: ______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_________________ **Name: %%NAME_OF_ISSUER%%** **Title: %%ISSUER_TITLE%%**

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

Exhibit A to Subscription and Joinder Agreement

Third Amended and Restated Stockholders' Agreement of Faradyne Power Systems Corp.

See attached

THIRD AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT OF FARADYNE POWER SYSTEMS CORP.

This Third Amended and Restated Stockholders' Agreement (this "**Agreement"**) is entered into as of October 5, 2026 (the "**Effective Date**"), by and among **Faradyne Power Systems Corp.**, a Delaware corporation (the **"Company"**), all existing holders of Class A Voting Common Stock of the Company, and any person or entity who subsequently becomes a holder of Class A Voting Common Stock and executes a joinder agreement hereto.

RECITALS

WHEREAS, the Company and certain stockholders previously entered into that certain Shareholders' Agreement dated June 26, 2023, as amended and restated on October 18, 2023, and as further amended and restated on November 6, 2023 (the **"Second Amended and Restated Shareholders' Agreement"**);

WHEREAS, the Company has filed an Amended and Restated Certificate of Incorporation providing for Class A Voting Common Stock and Class B Non-Voting Common Stock; and

WHEREAS, the parties desire to amend, restate, and replace the Second Amended and Restated Shareholders' Agreement in its entirety to establish updated governance rights, transfer restrictions, and liquidity mechanics.

NOW, THEREFORE, the parties agree that the Second Amended and Restated Shareholders' Agreement is hereby amended, restated, and superseded in its entirety as follows:

SECTION 1. SCOPE AND CLASS ALIGNMENT

1.1 Class A Stockholders and Joinder. This Agreement applies to all existing holders of Class A Voting Common Stock recorded on the official books and records or cap table of the Company and any person or entity who subsequently acquires Class A Voting Common Stock. Any future recipient, transferee, or subscriber of Class A Voting Common Stock shall, as a condition precedent to the issuance or transfer of such shares, execute a Class A Joinder Agreement in a form approved by the Board of Directors, agreeing to be bound by all terms of this Agreement.

1.2 Class B Crowdfunding Investors. Holders of Class B Non-Voting Common Stock issued pursuant to Regulation Crowdfunding or other retail equity offerings shall not execute this main Agreement. Instead, as a condition precedent to the issuance or transfer of any Class B Non-Voting Common Stock, each Class B investor shall execute (a) a standardized Class B Joinder Agreement substantially in the form attached hereto, or (b) an alternative form of joinder, subscription agreement, or portal agreement approved by an officer of the Company (including, without limitation, a combined subscription and joinder agreement provided by an intermediary funding portal) that binds such holder to the provisions referenced in Section 1.3.

1.3 Scope of Class B Joinder. The Class B Joinder shall bind Class B holders exclusively to Section 3 (Transfer Restrictions & Right of First Refusal), Section 4 (Drag-Along Obligations), Section 5 (Indemnification and Advancement), Section 8 (Delaware Forum Selection, Jury Trial

Waiver, and General Provisions), and an Irrevocable Proxy granting the Chairman of the Board or CEO voting authority over any Statutory Class Vote (excluding any Excluded Class Vote), each as defined in the Class B Joinder Agreement. Class B holders shall have no board designation, information, inspection, or tag-along rights under this Agreement.

1.4 Stockholder Representations. By executing this Agreement or a Joinder Agreement hereto, each Stockholder represents and warrants to the Company that: (a) such Stockholder is acquiring the shares for its own account for investment purposes only and not with a view to distribution or resale in violation of applicable securities laws; (b) such Stockholder is an "accredited investor" (as defined under Regulation D of the Securities Act), is purchasing shares pursuant to Regulation Crowdfunding, or possesses sufficient knowledge and experience in financial matters to evaluate the risks of such investment; (c) such Stockholder has full legal authority to enter into and perform its obligations under this Agreement; and (d) such Stockholder has conducted its own independent evaluation of the Company and has been provided full opportunity to review company documents.

SECTION 2. BOARD GOVERNANCE AND PROTECTIVE PROVISIONS

2.1 Board Size and Designated Seats. The Board of Directors (the "**Board**") shall consist of five (5) members. Each Class A Stockholder agrees to vote all shares of Class A Voting Common Stock held by such stockholder to elect directors designated as follows:

1. **Chief Executive Officer:** One (1) seat shall be held by the individual then serving as the Chief Executive Officer of the Company, *ex-officio*.

2. **Surface Energy Seat:** One (1) seat designated by Surface Energy Management LLC (or its designated transferee holding a majority of its Class A Voting Common Stock).

3. **Proton Power Seat:** One (1) seat designated by Proton Power, Inc. (or its designated transferee holding a majority of its Class A Voting Common Stock).

4. **KPM Seat:** One (1) seat designated by KPM Group LLC (or its designated transferee holding a majority of its Class A Voting Common Stock).

5. **Faradyne Investors One Seat:** One (1) seat designated by Faradyne Investors One LLC (or its designated transferee holding a majority of its Class A Voting Common Stock).

2.2 Removal and Vacancies. Any director designated pursuant to an entity seat in Section 2.1 may be removed (with or without cause) only upon the written request or vote of the specific entity holding the right to designate such seat, and any resulting vacancy shall be filled exclusively by such entity. The Chief Executive Officer shall serve on the Board for as long as such individual remains the active Chief Executive Officer, and upon termination of employment or resignation, such individual shall automatically cease to be a member of the Board.

2.3 Board Actions and Quorum. A quorum for any meeting of the Board of Directors shall require a majority of the total number of directors then in office. Except for Major Decisions

specified in Section 2.4, the vote of a majority of directors present at a meeting at which a quorum is present shall constitute the act of the Board.

2.4 Major Decisions Requiring Board Approval. Notwithstanding anything to the contrary in this Agreement, the Company shall not, and no officer or agent shall cause or permit the Company to, undertake any of the following actions without the prior affirmative vote or written consent of a majority of the Board of Directors then in office:

1. Authorize, create, issue, or sell any shares of stock or other equity securities of the Company.
2. Amend, alter, or repeal any provision of the Certificate of Incorporation or the Bylaws.
3. Enter into, amend, waive, or terminate any employment agreement with senior officers.
4. Effect or approve any voluntary or involuntary liquidation, dissolution, winding up, merger, consolidation, or combination of the Company.
5. Acquire all or substantially all of the properties, assets, or equity of another entity, or sell all or substantially all of the assets of the Company.
6. Declare or pay any dividend or distribution, or redeem or repurchase any shares of capital stock.
7. Incur any indebtedness, pledge or grant liens on corporate assets, or guarantee or endorse the obligations of any third party.
8. Make any loan, advance, capital contribution to, or equity investment in any third party or entity.
9. Enter into any agreement or transaction with any related party that is not on an arm's-length basis.
10. Increase or decrease the authorized number of directors constituting the Board of Directors.

2.5 Stockholder Major Decisions (Supermajority Consent). In addition to Board approval under Section 2.4, neither the Company nor the Board shall take or permit any of the following actions without obtaining the affirmative vote or written consent of holders of at least sixty-seven percent (67%) of the outstanding shares of Class A Voting Common Stock (**"Supermajority Consent"**):

1. Amend, modify, restate, waive, or repeal any provision of the Certificate of Incorporation, Bylaws, or this Agreement.
2. Consummate any merger, consolidation, business combination, Deemed Liquidation Event (as defined in the Certificate of Incorporation), or sale of substantially all assets.
3. Alter, convert, or change the tax classification or tax status of the Company (including converting from a C-Corporation to an S-Corporation, LLC, or partnership).
4. Initiate, authorize, or consummate an Initial Public Offering or the public offering and sale of shares or any other securities.

2.6 Board Observer Rights. NorthWestern Energy Solutions, Inc. (**"NES"**) shall have the right to designate one (1) representative to serve as a non-voting observer to the Board of Directors (the **"Observer"**). The Observer shall receive notice of all Board meetings concurrently with directors, receive copies of all board materials, and participate in all board discussions, but shall have no right

to vote, shall not be counted toward a quorum, and shall owe no fiduciary duties. The Board reserves the right to exclude the Observer from access to any materials or meeting if necessary to preserve attorney-client privilege or avoid a direct conflict of interest. The Observer rights granted to NES shall terminate automatically upon the earliest to occur of (a) the termination of this Agreement, or (b) NES and its affiliates reducing their aggregate share ownership by fifty percent (50%) or more relative to their holdings as of November 6, 2023.

SECTION 3. TRANSFER RESTRICTIONS AND ROFR

3.1 General Transfer Restrictions. No Stockholder shall transfer, sell, assign, pledge, or otherwise dispose of any shares of capital stock of the Company without the prior written approval of a majority of the Board of Directors, except for Permitted Transfers under Section 3.2 or transfers conducted in full compliance with Section 3.3 (ROFR) or Section 4 (Drag-Along). Indirect transfers involving a change of control of an entity or trust holding shares shall be deemed a Transfer subject to this Section 3. Any transfer attempted in violation of this Section 3 shall be null and void *ab initio*.

3.2 Permitted Transfers. The restrictions in Section 3.1 and Section 3.3 shall not apply to transfers to: (a) a trust or entity established solely for estate planning purposes for the benefit of a Stockholder or immediate family member; (b) an affiliate or wholly-owned subsidiary under common control of an entity Stockholder; or (c) the Company, pursuant to board-approved stock repurchases or founder vesting agreements, or the net exercise, cashless exercise, or tax withholding provisions of any option, warrant, or equity incentive agreement approved by the Board. All permitted transferees must execute an applicable joinder agreement as a condition precedent to such transfer.

3.3 Right of First Refusal (ROFR). If a Stockholder receives a bona fide third-party offer to purchase any shares of stock, the Selling Stockholder shall deliver written notice stating the terms and identity of the buyer to the Company and all non-transferring Class A Stockholders. Non-transferring Class A Stockholders shall have a primary option, exercisable within fifteen (15) days, to purchase their pro-rata portion of the offered shares at the same price and terms. If the Class A Stockholders do not exercise their rights in full, the Company shall have a secondary option, exercisable for fifteen (15) days thereafter, to purchase any remaining shares. If the ROFR is not fully exercised within thirty (30) days, the Selling Stockholder may sell the remaining shares to the third-party buyer within thirty (30) days thereafter, subject to the buyer executing a Class A or Class B Joinder Agreement, as applicable.

3.4 Involuntary Transfers and Redemption. Any transfer of shares resulting from a bankruptcy filing, creditor levy, court order, or marital dissolution shall grant the Company (and secondarily, non-transferring Class A Stockholders) an option, exercisable within sixty (60) days of receiving notice, to repurchase such shares at Fair Market Value payable in cash or via a 1-year promissory note bearing interest at the Prime Rate. **"Fair Market Value"** shall mean the fair market value per share as determined in good faith by the Board of Directors taking into account the most recent valuation of the Company or 409A valuation, without applying any discount for minority ownership or lack of marketability. If the transferring party disputes the Board's determination in writing within fifteen (15) days of receipt of notice, the Company and the transferring party shall select an

independent qualified appraiser whose determination shall be final and binding, with the appraisal costs shared equally between the Company and the transferring party.

SECTION 4. DRAG-ALONG AND TAG-ALONG RIGHTS

4.1 Drag-Along Right (Company Sale). Subject to the limitations set forth in Section 4.2, if the Board and holders of at least sixty-seven percent (67%) of the Class A Voting Common Stock (**"Supermajority"**) approve a sale, merger, consolidation, Deemed Liquidation Event, or transaction transferring all or substantially all assets of the Company (an **"Approved Sale"**), all Stockholders (Class A and Class B) shall vote for, consent to, and participate in such Approved Sale.

4.2 Drag-Along Limitations & Safe Harbors. The obligations of Stockholders under Section 4.1 are subject to the following conditions: (a) each holder of a class of stock receives the same form and amount of per-share consideration as all other holders of such class; (b) individual Stockholders shall only be required to make representations regarding their own share title, authority, and tax status; (c) individual liability for breaches of Company representations shall be several, pro-rata based on sale proceeds, and capped at net proceeds received (except in the case of fraud by such Stockholder), provided that escrow holdbacks applied equally to all Stockholders shall be permitted; (d) no dragged Stockholder shall be required to enter into a non-competition or non-solicitation covenant; and (e) no dragged Stockholder shall be required to terminate or amend any standalone commercial or contractual relationship with the Company or the purchaser, other than investment-related governance documents.

4.3 Grant of Irrevocable Power of Attorney and Proxy. Each Stockholder hereby constitutes and appoints the Chief Executive Officer and Chairman of the Board of the Company as such Stockholder's attorney-in-fact and irrevocable proxy to execute and deliver all agreements, transfers, stock powers, and consents necessary to consummate an Approved Sale under Section 4.1, if such Stockholder fails or refuses to execute same within five (5) business days following written demand. This power is coupled with an interest and irrevocable.

4.4 Tag-Along Right (Co-Sale Protection). If any Class A Stockholder (or group of affiliated Class A Stockholders) proposes to sell shares constituting more than twenty-five percent (25%) of the outstanding Class A Voting Common Stock to a third party, all other Class A Stockholders shall have the right to participate in such sale on a pro-rata basis on the same terms upon delivering written notice within fifteen (15) days of receiving notice.

SECTION 5. INDEMNIFICATION AND ADVANCEMENT

5.1 Indemnification of Directors and Officers. To the fullest extent permitted by applicable law, the Company shall indemnify, defend, and hold harmless each director, officer, and designated Board Observer (each, a "**Covered Person**") against all losses, claims, damages, liabilities, and expenses (including reasonable attorneys' fees) incurred in connection with any action or proceeding arising out of their service in an official capacity on behalf of the Company. The rights to indemnification and advancement provided herein shall be in addition to, and not exclusive of, any

rights to which any person may be entitled under the Certificate of Incorporation, Bylaws, or any separate indemnification agreement.

5.2 Advancement of Expenses. The Company shall advance all reasonable legal fees and expenses incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided the Covered Person delivers an undertaking to repay such advanced amounts if it is ultimately determined that such person is not entitled to indemnification.

5.3 Primary Obligations. The Company acknowledges that certain directors designated pursuant to Section 2.1 may have rights to indemnification from their designating Stockholder entities. The Company agrees that it is the indemnitor of first resort, its indemnification obligations are primary, and it shall not claim contribution or subrogation from any designating Stockholder entity.

SECTION 6. FINANCIAL BOOKS AND INFORMATION RIGHTS

6.1 Books and Records. The Company shall keep full, complete, and accurate financial records and books of account at its principal place of business in accordance with GAAP.

6.2 Financial Reporting Rights. The Company shall deliver to each Class A Stockholder holding at least five percent (5%) of the outstanding Class A Voting Common Stock: (a) unaudited annual financial statements within one hundred twenty (120) days following fiscal year-end; and (b) unaudited quarterly financial statements within forty-five (45) days following the end of each fiscal quarter.

6.3 Tax Status. The Company is classified and intended to be treated as a "C-Corporation" for federal, state, and local income tax purposes. Any change to the tax classification of the Company shall require Supermajority Consent.

SECTION 7. CONFIDENTIALITY AND NON-SOLICITATION

7.1 Confidentiality. Each Stockholder agrees to hold all non-public, proprietary, or trade secret information of the Company in strict confidence and shall not disclose or use such information for its own benefit or the benefit of any third party without Board approval. This obligation shall survive for eighteen (18) months following the termination of this Agreement or such time as a Stockholder ceases to hold shares.

7.2 Non-Solicitation. During the period in which a Stockholder holds capital stock in the Company and for eighteen (18) months thereafter, no Stockholder shall, directly or indirectly, solicit, hire, or induce any current employee, officer, or key consultant of the Company to terminate their employment or service with the Company.

SECTION 8. GENERAL AND MISCELLANEOUS PROVISIONS

8.1 Governing Law and Forum Selection. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware. Each party irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or corporate governance of the

Company shall be brought exclusively in the Court of Chancery of the State of Delaware (or, if the Court of Chancery lacks jurisdiction, the Federal District Court for the District of Delaware).

8.2 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.3 Amendments and Waivers. This Agreement may be amended, modified, or waived only upon obtaining Supermajority Consent (67% of Class A Common Stock) and written execution by the Company. *Provided, however*, that any amendment or waiver that adversely affects the specific, named governance rights of a Class A Stockholder group in a disproportionate manner shall require the prior written consent of that specific affected Stockholder group.

8.4 Binding Effect and Assignability. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns.

8.5 Term and Termination. This Agreement shall take effect as of the Effective Date and shall terminate automatically upon the earliest to occur of: (a) the consummation of an Initial Public Offering; (b) the consummation of an Approved Sale or Deemed Liquidation Event; (c) the voluntary or involuntary dissolution, bankruptcy, or winding up of the Company; or (d) the unanimous written agreement of all Class A Stockholders then bound by this Agreement.

8.6 Prevailing Party Fees. If any action or proceeding is brought to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and court costs from the non-prevailing party.

8.7 Further Assurances and Independent Counsel. Each Stockholder agrees to execute and deliver such further instruments, certificates, stock powers, and documents as may be necessary or advisable to carry out the intent and purpose of this Agreement. Each Stockholder acknowledges that this Agreement was prepared by legal counsel on behalf of the Company, and that each Stockholder has been advised to consult with its own independent legal counsel prior to executing this Agreement.

8.8 Severability and Counterparts. If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall remain in full force. This Agreement may be executed in counterparts (including via PDF or electronic signature), each of which shall be deemed an original.

IN WITNESS WHEREOF, the Company has executed this Third Amended and Restated Stockholders' Agreement as of the Effective Date set forth above.

COMPANY:

FARADYNE POWER SYSTEMS CORP.

By: ________________________________
Curtis Pohl, CEO

[Note: Stockholders execute this Agreement via separate Joinder Agreements attached hereto. Stockholders bound by this Agreement are recorded in the official books and records of the Company.]

CLASS A JOINDER AGREEMENT

IN WITNESS WHEREOF, the undersigned hereby: (a) executes the Third Amended and Restated Stockholders' Agreement of Faradyne Power Systems Corp., a Delaware corporation (the **"Company"**), dated as of October 5, 2026 (as amended, restated, or modified from time to time, the **"Stockholders' Agreement"**); (b) authorizes the officers of the Company to affix this Class A Joinder Agreement to the Stockholders' Agreement; (c) agrees to be bound by all terms, conditions, obligations, and restrictions of the Stockholders' Agreement as a "Class A Stockholder" thereunder; and (d) acknowledges that this Class A Joinder Agreement shall not be effective until countersigned by an authorized officer of the Company with the consent of the Board of Directors.

Print Stockholder's Name: ____

Signature: ____

Name of Authorized Signatory*: ____

Title of Authorized Signatory*: ____

Date: ____

[* Complete these if Stockholder is an entity]

Accepted:

FARADYNE POWER SYSTEMS CORP.

By:

Curtis Pohl, Chief Executive Officer

CLASS B JOINDER AGREEMENT & IRREVOCABLE PROXY

This Class B Joinder Agreement & Irrevocable Proxy (this **"Joinder"**) is executed by the undersigned in connection with the acquisition of shares of Class B Non-Voting Common Stock of Faradyne Power Systems Corp., a Delaware corporation (the **"Company"**).

1. JOINDER AND LIMITED COVENANTS

The undersigned hereby agrees to become a party to, and be bound by, the specific terms of the Third Amended and Restated Stockholders' Agreement of the Company, dated as of October 5, 2026 (the "**Stockholders' Agreement**"), as a "Class B Stockholder." Specifically, the undersigned agrees to be subject to and bound by Section 3 (Transfer Restrictions and Right of First Refusal), Section 4 (Drag-Along Obligations), Section 5 (Indemnification and Advancement), and Section 8 (Delaware Forum Selection, Jury Trial Waiver, and General Provisions).

The undersigned acknowledges and agrees that, as a Class B Stockholder, the undersigned shall have no board designation rights, information rights, inspection rights, or tag-along rights under the Stockholders' Agreement.

2. GRANT OF IRREVOCABLE PROXY

The undersigned hereby irrevocably constitutes and appoints the Chief Executive Officer and the Chairman of the Board of the Company, and each of them individually, with full power of substitution, as the undersigned's true and lawful proxy and attorney-in-fact, to vote all shares of Class B Non-Voting Common Stock held by the undersigned, and to execute written consents in lieu of meetings, with respect to any vote of Class B Non-Voting Common Stock required by applicable law or the Certificate of Incorporation, voting as a separate class (a "**Statutory Class Vote**") — *except* any vote required under Section 242(b)(2) of the DGCL by reason of a proposed amendment that would adversely affect the powers, preferences, or special rights of the Class B Non-Voting Common Stock (an "**Excluded Class Vote**"). This proxy does not extend to any Excluded Class Vote.

This proxy is coupled with an interest, is given to secure the performance of obligations under the Stockholders' Agreement, and is irrevocable to the maximum extent permitted by Section 212 of the DGCL.

Print Stockholder's Name: ____

Signature: ____

Name of Authorized Signatory*: ____

Title of Authorized Signatory*: ____

Date: ____

[* Complete these if Stockholder is an entity]

Accepted:

FARADYNE POWER SYSTEMS CORP.

By:
Curtis Pohl, Chief Executive Officer